STATOIL HAS CLAIMED CONFIDENTIAL TREATMENT OF
PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. §200.83
May 8, 2007
H. Roger Schwall, Esq.
Assistant Director,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, DC 20549,
USA.
Dear Mr. Schwall,
     Thank you for your letter dated May 4 to Mr. Helge Lund setting forth comments of the Staff of the Commission (the “Staff”) relating to Amendment No. 1 to the Registration Statement on Form F-4 filed April 24, 2007 (the “Form F-4”) (File Number 333-141445) of Statoil ASA (“Statoil”). Amendment No. 2 to the Form F-4 is being filed today by Statoil. Together with this letter, we are submitting a marked copy of the Form F-4 reflecting changes from the filing on April 24, 2007.
     To facilitate the Staff’s review of our response, we have included in this letter the caption and numbered comments from the Staff’s comment letters in bold, italicized text, and have provided our response immediately following each comment.
Form F-4 filed April 24 , 2007
General
1.	We are in receipt of the proposed pro forma financial disclosure you provided to us by e-mail on May 4, 2007. We are currently reviewing the information and may issue additional comments in a separate letter.

We note the Staff’s comment.
2.	To the extent necessary, update your disclosure throughout the filing. We note that you have filed a number of Forms 6-K disclosing events that have occurred since the initial filing of the Form F-4 but that do not appear to have been reflected in the latest amendment. For example, we note your April 27, 2007 announcement that you have entered into an acquisition agreement to acquire North American Oil Sands Corporation for CAD 2.2 billion. Please update your filing to describe this event and provide us an analysis of significance as contemplated by Rule 3-05 of Regulation S-X.
     We have revised the disclosure in response to your comment. Please see page 106 of the revised prospectus. Statoil will announce during the week of May 7 its new production targets for 2007. The new production target will be included in a further amendment to the Form F-4.
     The acquisition of North American Oil Sands Corporation does not exceed any of the conditions of significance in the definition of significant subsidiary for the purposes of Rule 1-02(w) and Rule 3-05 of Regulation S-X. Statoil’s investments in NAOSC will represent approximately [—] per cent of Statoil’s total assets as of December 31, 2006. NAOSC total assets as of December 31, 2006 represent approximately [—] per cent of Statoil’s total assets as of that date. NAOSC income from continuing operations in 2006 represent approximately [—] per cent Statoil’s income from continuing operations in 2006. [CONFIDENTIAL INFORMATION IN THE PRECEDING SENTENCES HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]
3.	We refer you to comment 4 in our letter dated April 16, 2007. As requested, please address the applicability to Statoil’s, Hydro Petroleum’s, and StatoilHydro’s Iran-related activities, including any direct or indirect payments to the Iranian government, of Section 5(b) of the Iran Sanctions Act of 1996, as modified by the Iran Freedom Support Act on September 30, 2006.

As requested, please advise us whether any of the technology, equipment and services Statoil and Hydro Petroleum have provided into Iran and Cuba have military uses. In this regard, please address specifically whether any of the technology or equipment, or component parts, are dual-use items.
     We believe our responses to prior comments 2, 3 and 4 address this comment. The extent and nature of the operations of Statoil and Hydro Petroleum in Iran are disclosed in the 2006 Annual Report on Form 20-F of Statoil (“Statoil 2006 Form 20-F”) and in the Form F-4. In addition, the risk of U.S. sanctions as a result of activities in Iran is specifically discussed. See “Hydro Petroleum may be subject to the imposition of sanctions by the U.S. government in connection with its activities in Iran” on page 23 and 24 of the Form F-4 and “Our activities in Iran could lead to U.S. sanctions” on page 16 of the Statoil 2006 Form 20-F incorporated by reference into the Form F-4. In addition we note that the OFAC’s Cuban Assets Control Regulation apply only to U.S. persons and foreign-incorporated companies controlled by U.S. corporations. We disclose nevertheless Hydro Petroleum’s limited activities in Cuba. We understand that no sanctions have ever been imposed on any person or entity under the Iran Sanctions Act. As previously noted, we cannot predict interpretations of, or the implementation policy of the U.S. Government under, the Iran Sanctions Act with respect to our current and future activities in Iran or other areas.
     As indicated in our prior response, to the knowledge of Statoil and Norsk Hydro, the technology, equipment and services provided have been used for the exploration and evaluation of oil and gas resources in Iran.

Hydro Petroleum is exposed to foreign currency exchange rate fluctuations, page 24
4.	We note your response to prior comment 12. Please expand your disclosure to include the information you provided in response to the comment. Alternatively, provide a cross-reference to the location where the information can be found in the filing.
     We have revised the disclosure in response to your comment. Please see page 22 of the revised prospectus.
Quorum — Vote Required — Shareholders Entitled to Vote, page 26
5.	We note that the White Paper, “among other things,” seeks authorization to vote for the merger. Please confirm that if any of these “other things” pertain to the merger or the companies and are material, then they have been disclosed in the prospectus.
     The White Paper sets out the basis for the government’s endorsement of the reasons for the merger and the merger plan. To clarify this point, we have revised the disclosure on pages 26, 29 and 33 of the revised prospectus.
The Merger, page 30
6.	We note your response to prior comments 20 and 22. Please revise to specifically identify, to the extent practicable, the “various considerations consistent with those relating to and described in its March 13, 2007 opinion,” and describe any material changes to the superseded opinion that resulted from the events that “took place between December 18, 2006 and March 12, 2007.”
     While Morgan Stanley’s December 17, 2006 opinion was given as of a different date than its March 13, 2007 opinion and, as disclosed on page 44 of the prospectus as filed on April 24, Morgan Stanley’s March 13, 2007 opinion reflected events since the date of its December 17, 2006 opinion, including full year historical financial information for 2006 received from Statoil and Norsk Hydro, the increase in Statoil indebtedness and the additional interest bearing debt in the amount of NOK 1 billion to be transferred in the demerger as part of Hydro Petroleum’s liabilities and the merger plan superseding the integration agreement, the various considerations that Morgan Stanley’s opinion of December 17, 2006 were subject to are ones that are customary for fairness opinions and are consistent with those relating to and described in its March 13, 2007 opinion. For example, in the case of both opinions: (i) Morgan Stanley assumed and relied upon without independent verification the accuracy and completeness of the information supplied or otherwise made available to it for the purposes of its fairness opinion; (ii) Morgan Stanley assumed that the merger will be consummated on the basis of the terms and conditions set out in the transaction agreement without material amendment; (iii)

Morgan Stanley assumed that in connection with the receipt of all the necessary regulatory or other approvals or consents required for the proposed merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived from the proposed merger; (iv) Morgan Stanley relied upon, without independent verification, the assessment of Statoil and its legal, tax and accountancy advisors with respect to matters of law and regulation, tax and accountancy; (v) Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of Statoil or Hydro Petroleum, nor was it furnished with any such appraisals; and (vi) Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as at, the date of the opinion. These considerations, in respect of Morgan Stanley’s March 13, 2007 opinion, are contained in Morgan Stanley’s March 13, 2007 fairness opinion reproduced as Appendix B to the Form F-4 and described under “The Merger—Opinion of Statoil’s Financial Advisor”. Accordingly, Morgan Stanley believes that the current language, which indicates that the various considerations were consistent with those relating to and disclosed in its March 13, 2007 opinion, is accurate and that providing any additional disclosure about the various considerations is not necessary or appropriate. By reading either the March 13, 2007 fairness opinion or the description under “The Merger—Opinion of Statoil’s Financial Advisor” a stockholder would be informed as to the nature of the various considerations that Morgan Stanley’s December 17, 2006 was subject to. We also note that the disclosure appears in the section “The Merger—Background of the Merger; Past Material Contacts with Norsk Hydro” section as part of the discussion of the Statoil board of director’s meeting on December 17, 2006 at which it approved the merger and the integration agreement and that, in any event, given the nature of the considerations described above, this would not be the place where these matters would normally be discussed.
     We further note that we have revised the disclosure to explain that except to reflect events that occurred between December 18, 2006 and March 12, 2007, there were no material changes to the March 12, 2007 fairness opinion of Goldman Sachs from its December 18, 2006 fairness opinion. Please see page 39 of the revised prospectus.
Interests of Certain Persons in the Merger, page 52
Performance Payments, page 53
7.	To allow comparison, please disclose the performance payments received by the named officers for the year 2005.
     We have revised the disclosure in response to your comment. Please see pages 53 and 54 of the revised prospectus.

Estimated pro forma information related to oil and natural gas reserves, page 87
8.	We have reviewed your response to prior comment number 33 and continue to believe that this information is material. As previously requested, please expand your pro forma reserve information to include all disclosures required by SFAS 69, except for those identified in paragraphs 18 to 29 as of December 31, 2006.
     We have revised the disclosure in response to your comment. Please see pages 91 to 95 of the revised prospectus.
Engineering
9.	We note your response to our prior comment number 46. However, we continue to believe that information is material and should be disclosed in light of the fact that you incurred 2,001 million NOK in “transfer to development” costs in 2006.

In this regard we also note that you already provide Industry Guide 2 information with regard to your exploratory wells. We also note Statoil provides such information in its disclosures.
     We have revised the disclosure in response to your comment. Please see pages 110 and 111 of the revised prospectus.
* * *
     We further note that, in response to comment 38 in your letter dated April 16, 2007, we have revised the disclosure relating to Hydro Petroleum financial income and expense. To reflect this change, the merged company pro forma information has been updated to reflect the NOK 57 million increase in interest expense in the carve-out combined financial statements for Hydro Petroleum. This change reduced the pro forma adjustment to net financial items by a corresponding amount since the total interest expense was already correctly reflected in the pro forma column. See pro forma adjustment (e) on page 86 of the revised prospectus.
* * *

     We are available to discuss any of the foregoing with you at your convenience.

Very truly yours,
/s/ ELDAR SÆTRE

Eldar Sætre

cc:	Jill S. Davis, Accounting Branch Chief
Mark Wojciechowski, Staff Member
Ronald Winfrey, Petroleum Engineer
Carmen Moncada-Terry, Division of Corporation Finance

Kathryn A. Campbell
(Sullivan & Cromwell LLP)